Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of a press release which contains information regarding the proposed acquisition of Depomed, Inc. by Horizon Pharma plc (“Horizon Pharma”).

Horizon Pharma issued the press release on September 10, 2015.

Horizon Pharma plc Has Commenced Solicitation of Depomed, Inc. Shareholders

for Calling of Special Meetings

Proposals to be Considered Include Removal and Replacement of Entire Depomed Board of Directors and Repeal of Depomed, Inc.’s Recently Adopted Bylaw Amendments

DUBLIN, IRELAND – September 10, 2015 – Horizon Pharma plc (NASDAQ: HZNP) (“Horizon Pharma”), a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs, announced that it has commenced mailing solicitation materials to Depomed, Inc. (“Depomed”) shareholders, including a definitive solicitation statement previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2015 and a special letter, in connection with Horizon Pharma’s efforts to call two related special meetings of Depomed shareholders.

As previously announced, on September 8, 2015, Horizon Pharma has also separately commenced an exchange offer to acquire all issued and outstanding shares of Depomed common stock. Under the terms of the exchange offer, each holder of Depomed common stock will have the right to receive 0.95 Horizon Pharma ordinary shares for each of their Depomed shares, which exchange ratio was based on a $33.00 per share offer price for Depomed stock and 15-day volume weighted average price of Horizon Pharma ordinary shares as of August 12th, 2015 of $34.74. The exchange offer, however, is conditioned on, among other things, the withdrawal or invalidation of Depomed’s poison pill noted below.

A copy of Horizon Pharma’s solicitation statement and special letter, as well as the documents related to the exchange offer, are viewable at: www.HorizonAndDepomed.com, a website that Horizon Pharma launched to provide details and other relevant information regarding its proposals for the special meetings.

The special letter outlines, among other things, the compelling reasons why Horizon Pharma believes a strategic combination of Horizon Pharma and Depomed would be in the best interests of Depomed shareholders. The accompanying solicitation statement, which includes WHITE and BLUE proxy cards, provides a means for Depomed shareholders to simultaneously join Horizon Pharma in calling two related special meetings to consider and vote on Horizon Pharma’s proposals to remove and replace all of the current Depomed directors and to repeal a series of recent amendments to Depomed’s bylaws.

•	The WHITE proxy card will authorize Horizon Pharma to request the calling of a special meeting on Depomed shareholders’ behalf to remove the current Depomed directors and to effect the bylaw repeal.

•	The BLUE proxy card will authorize Horizon Pharma to request the calling of a special meeting on Depomed shareholders’ behalf to replace the current Depomed directors, if removed, with a slate of Horizon Pharma’s nominees.

If a Depomed shareholder does not wish to join Horizon Pharma in calling for the special meetings, no action on the shareholder’s part is required with respect to the proxy cards.

“We urge all Depomed shareholders to support the proxy solicitation by submitting their WHITE and BLUE proxy cards and, ultimately, to take part in the special meetings,” said Timothy P. Walbert, chairman, president and chief executive officer of Horizon Pharma plc. “We believe that Depomed shareholders need to send a message to their board for failing to meaningfully engage with us regarding our many attempts at entering into friendly dialogue regarding a combination of our two companies.”

Under Depomed’s charter and bylaws, shareholders owning 10 percent or more of Depomed’s common stock have the right to call a special meeting. Horizon Pharma, which currently owns approximately 3.73 percent of Depomed’s common shares, intends to solicit other shareholders to meet and exceed that threshold.

Once the special meetings are called, Horizon Pharma would provide proxy materials for voting on such proposals at the special meetings and then solicit revocable proxies for votes on its proposals. At the special meetings, Depomed shareholders would be permitted to vote in favor of all, some or none of Horizon Pharma’s proposals. Neither the calling of special meetings nor the approval by Depomed shareholders of any of the proposals at the special meetings would ensure that Depomed pursues or consummates the proposals that Horizon Pharma has made or any other business combination with Horizon Pharma.

Depomed has unilaterally rejected each of Horizon Pharma’s acquisition offers and declined to engage in meaningful dialogue. Since Horizon Pharma made public its offer to acquire Depomed in an all-stock transaction on July 7, 2015, Depomed’s board of directors has:

•	Amended Depomed’s bylaws to hinder and delay the calling of a special meeting of shareholders; and,

•	Put in place a so-called “poison pill” that limits the rights of shareholders to maximize the value of their investment.

“Depomed’s continued refusal to engage with us in meaningful dialogue, even as we present a proposal that featured a 60-percent premium to Depomed’s unaffected stock price as of July 6, 2015 and an approximately 32 percent ownership stake in the combined company, leaves us in a position whereby it is important for us to call for these Special Meetings to elect a new independent Depomed board and remove obstacles to shareholder action,” Walbert continued. “That said, we have always been and continue to be willing to sit down with Depomed’s current board and/or their advisors to begin discussions that could lead to a consensual transaction and avoid this unnecessary process.”

About Horizon Pharma plc

Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. The Company markets seven medicines through its orphan, primary care and specialty business units. Horizon Pharma’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com. Follow @HZNPplc on Twitter or view careers on our LinkedIn page.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Horizon Pharma’s offer to exchange its ordinary shares for all issued and outstanding shares of

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Depomed’s stock and the potential strategic and financial benefits thereof, the future financial performance and prospects of each of Horizon Pharma and Depomed, Horizon Pharma’s business strategy and plans, and other statements that are not historical facts.

These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon Pharma’s shares could decline, as well as other risks related to the Horizon Pharma and Depomed businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the SEC. Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, except as required by applicable law or regulation.

Additional Information

This press release does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC. This press release also relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call two special shareholders meetings to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below). On September 8, 2015, Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related special meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more further supplements to the Special Meetings Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer

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Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This press release is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meetings or any registration statement, prospectus, proxy statement, Exchange Offer Document or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE AND BLUE PROXY CARDS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETINGS AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED, AS APPLICABLE. Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the requests to call the special shareholders meetings. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and any individuals Horizon Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

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Contacts:

Investors:

John Thomas

Executive Vice President, Strategy and Investor Relations

investor-relations@horizonpharma.com

Tina Ventura

Vice President, Investor Relations

investor-relations@horizonpharma.com

Dan Burch

MacKenzie Partners, Inc.

212-929-5748

dburch@mackenziepartners.com

Bob Marese

MacKenzie Partners, Inc.

212-929-5405

bmarese@mackenziepartners.com

U.S. Media:

Geoff Curtis

Group Vice President, Corporate Communications

media@horizonpharma.com

Daniel Yunger

Kekst and Company

daniel-yunger@kekst.com

Ireland Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

Source: Horizon Pharma plc

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